EXHIBIT 23

The Partners

Duke Realty Limited Partnership:

We consent to incorporation by reference in the registration statement No. 333-37920-01 on Form S-3 of Duke Realty Limited Partnership of our report dated January 30, 2002, relating to the consolidated balance sheets of Duke Realty Limited Partnership and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2001, and the related schedule, which report appears in the December 31, 2001 annual report on Form 10-K of Duke Realty Limited Partnership.

KPMG LLP

Indianapolis, Indiana

March 25, 2002